EXHIBIT 99.4

FOR IMMEDIATE RELEASE

Contact: Adam C. Derbyshire Sr. Vice President and Chief Financial Officer 919-862-1000	Mike Freeman Director, Investor Relations and Corporate Communications 919-862-1000	Mark R. Vincent Euro RSCG Life NRP 212-845-4239

SALIX STOCKHOLDERS OVERWHELMINGLY RE-ELECT EXISTING BOARD OF DIRECTORS

RALEIGH, NC, June 19, 2003—Salix Pharmaceuticals, Ltd. (Nasdaq:SLXP) announced at its 2003 Annual Meeting of Stockholders, held earlier today, that based on preliminary reports from the Company’s proxy solicitor, in excess of 92% of the votes cast were “FOR” the five Salix director nominees, and less than 6% of the votes cast were for the Axcan Pharma slate. In addition, Axcan’s Bylaw proposal was voted down by stockholders at the meeting. These preliminary results are subject to final tabulation, review and certification. Salix expects that a final voting report will be issued by the independent inspector of election, IVS Associates, Inc., within a few weeks.

Bob Ruscher, Executive Chairman of the Board of Salix, stated, “From its founding, Salix’s approach has been to focus on integrity, honesty, and quality. I believe that we have exemplified these attributes throughout this unfortunate action initiated by Axcan. I am very proud of the way the Salix team responded in a professional manner to Axcan’s acts, while remaining focused on managing and growing our business. We believe that today’s stockholder vote, which was overwhelmingly in our favor, clearly shows the incredible support that our investors have for Salix’s Board, management team, and overall business plan.

“The success of specialty pharmaceutical companies depends upon building trusting business relationships with third parties in order to successfully in-license and acquire new products. Salix’s progress in acquiring, developing, and commercializing COLAZAL® (FDA approved and launched), Rifaximin (FDA approvable), and granulated mesalamine (Phase III scheduled) demonstrates our ability to successfully execute our strategy. Salix strives to be the partner of choice by conducting business with a high degree of integrity and by striving to add value to the overall gastroenterology community by bringing innovative products to market through Salix’s premier gastroenterology sales force.

“Once again, I thank our stockholders for their strong support throughout this process. We look forward to continuing Salix’s remarkable progress toward becoming the leading gastroenterology specialty pharmaceutical company in the U.S.”

Carolyn Logan, President and Chief Executive Officer, stated, “I would like to thank our stockholders for their support, commitment, and confidence. We also appreciate the support provided by leading medical authorities during this process. Additionally, I would like to commend the entire Salix team for their remarkable performance throughout this unnecessarily expensive and time-consuming process Axcan forced upon us. We have a truly extraordinary team who continued to perform at peak levels throughout this unfortunate event. We look forward to continuing the execution of our business plan with renewed energy, determination, and focus.”

Commenting on Salix’s recent performance, John Chappell, an outside member of the Board of Directors, stated, “Salix’s accomplishments over the past two months exemplify the management team’s commitment and dedication to building the business. During this period, Salix completed enrollment for a key Phase III Rifaximin clinical study; gained acceptance on an additional significant national formulary for COLAZAL®; and achieved record COLAZAL prescription numbers. On behalf of the Company’s stockholders, I commend the management team and entire Salix staff for their ability to execute during this challenging period.”

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products for the treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic drugs; complete any required development and regulatory submission of these products; and market them through the Company’s 84-member gastroenterology specialty sales marketing team. Salix trades on the Nasdaq National Market under the ticker symbol “SLXP.”

For more information please contact the Company at 919-862-1000 or visit our web site at www.salix.com. Information on our web site is not incorporated in our SEC filings.

Please Note: This press release contains forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include risks of regulatory review and clinical trials, the need to acquire additional products and management of rapid growth. The reader is referred to the documents that the Company files from time to time with the Securities and Exchange Commission.

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